UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

99¢ ONLY STORES
(Name of Issuer)

99¢ Only Stores
Number Holdings, Inc.
Number Merger Sub, Inc.
Ares Corporate Opportunities Fund III, L.P.
ACOF Management III, L.P.
ACOF Operating Manager III, LLC
Ares Management LLC
Ares Management Holdings LLC
Ares Holdings LLC
Ares Partners Management Company LLC
Canada Pension Plan Investment Board
David Gold and Sherry Gold, Co-Trustees of The Gold Revocable Trust Dated October 26, 2005
Howard Gold
Jeff Gold
Karen Schiffer
Eric Schiffer
(Name of Persons Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

65440K106
(CUSIP Number of Class of Securities)

99¢ Only Stores 4000 Union Pacific Avenue City of Commerce, CA 90023 Attn: Eric Schiffer, Chief Executive Officer Telephone: (323) 980-8145	Number Holdings, Inc. 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067 Attn: Michael Weiner Telephone: (310) 201-4100

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copy to:

Munger, Tolles & Olson LLP 355 South Grand Avenue Suite 3500 Los Angeles, CA 90071-1560 Attn: Mary Ann Todd Telephone: (213) 683-9100 Telecopier: (213) 687-3702	Morrison & Foerster LLP 555 West Fifth Street Suite 3500 Los Angeles, CA 90013 Attn: Hillel T. Cohn Telephone: (213) 892-5200 Telecopier: (213) 892-5454	Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Suite 3400 Los Angeles, CA 90071 Attn: Michael V. Gisser Telephone: (213) 687-5000 Telecopier: (213) 687-5600	Proskauer Rose LLP 2049 Century Park East Suite 3200 Los Angeles, CA 90067 Attn: Michael Woronoff Telephone: (310) 284-4550 Telecopier: (310) 557-2193

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,571,056,178	$180,044

(1)
For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) 70,593,859 shares of common stock multiplied by the merger consideration of $22.00 per share; (B) 2,588,000 options to purchase shares of common stock multiplied by $3.56 per share (which is the difference between the merger consideration and the weighted average exercise price of $18.44 per share); and (C) $8,778,000, the amount expected to be paid to holders of restricted stock units and performance stock units ((A), (B) and (C) together, the “Transaction Valuation”).

(2)
The filing fee, calculated in accordance with Exchange Act Rule 0-11(c) and the Securities and Exchange Commission Fee Rate Advisory #3 for fiscal year 2012, was determined by multiplying the Transaction Valuation by .0001146.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $180,044

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: 99¢ Only Stores

Date Filed: October 27, 2011

TABLE OF CONTENTS

Item 15.	Additional Information	2

Item 16.	Exhibits	2

INTRODUCTION

This Amendment No. 4 (this "Final Amendment") to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): (a) 99¢ Only Stores, a California corporation (the “Company”) and issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Number Holdings, Inc., a Delaware corporation (“Parent”), (c) Number Merger Sub, Inc., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (d) Ares Partners Management Company, LLC, a Delaware limited liability company, (e) Ares Holdings LLC, a Delaware limited liability company, (f) Ares Management Holidings LLC, a Delaware limited liability company, (g) Ares Management LLC, a Delaware limited liability company, (h) ACOF Operating Manager III, LLC, a Delaware limited liability company, (i) ACOF Management III, L.P., a Delaware limited partnership, (j) Ares Corporate Opportunities Fund III, L.P., a Delaware limited partnership (“ACOF III”, and together with the entities listed in clauses (d) through (i), the "Ares Filing Persons"), (k) Canada Pension Plan Investment Board (“CPPIB”), a federal crown corporation incorporated pursuant to the Canada Pension Plan Investment Board Act 1997 (Canada), (l) David Gold and Sherry Gold as co-trustees of The Gold Revocable Trust dated October 26, 2005, (m) Howard Gold, (n) Jeff Gold, (o) Eric Schiffer, and (p) Karen Schiffer.

This Final Amendment No. 4 to Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

The information contained in this Schedule 13E-3 concerning the Company was supplied by the Company, and the information contained in this Schedule 13E-3 concerning each filing person other than the Company was supplied by each such filing person.

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Item 15.	Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On January 12, 2012, at a special meeting of the Company’s shareholders, the Company’s shareholders approved the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 11, 2011, by and among the Company, Parent and Merger Sub.

On January 13, 2012,  the Company and Merger Sub filed an Agreement of Merger with the California Secretary of State, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving entity (the “Merger”).

Pursuant to the terms of the Merger Agreement,  as a result of the Merger, each share of the Company’s common stock, no par value (the “Company common stock”), was converted into the right to receive $22.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). The following shares of Company common stock were not converted into the right to receive the Merger Consideration in connection with Merger: (a) shares owned by any of the Company’s shareholders who are entitled to and who have properly exercised dissenters’ rights under California law, (b) shares owned by the Company, and (c) shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares contributed to Parent immediately prior to the completion of the Merger by Eric Schiffer, the Company’s Chief Executive Officer, Jeff Gold, the Company’s President and Chief Operating Officer, Howard Gold, the Company’s Executive Vice President, Karen Schiffer, and David Gold and Sherry Gold as co-trustees of The Gold Revocable Trust dated October 26, 2005.  In addition, each outstanding stock option granted under the Company’s equity incentive plans that represented the right to acquire Company common stock, whether or not then vested and exercisable, was, as of immediately prior to the effective time of the Merger, fully vested and exercisable contingent on the closing of the Merger and cancelled as of the effective time of the Merger. The holder of the stock option is entitled to receive a cash payment for each share of Company common stock subject to such stock option, equal to the excess, if any, of (i) the Merger Consideration over (ii) the option exercise price payable in respect of such share of Company common stock issuable under such stock option, without interest and less any applicable withholding taxes. Further, each outstanding restricted stock unit and each performance stock unit granted under the Company’s equity incentive plans was cancelled as of the effective time of the Merger. The holder of such restricted stock unit or performance stock unit is entitled to receive a cash payment equal to the product of (i) the number of unforfeited shares of Company common stock subject to the restricted stock unit or performance stock unit, multiplied by (ii) the Merger Consideration, without interest and less any applicable withholding taxes.

As a result of the Merger, Company common stock will cease to trade on the New York Stock Exchange (the “NYSE”) and the NYSE will file an application on Form 25 with the SEC to report that the Company is no longer listed on the NYSE. The Company expects to file a Certificate and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Company common stock under Section 12 of the Exchange Act and suspend the Company’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act as soon as practicable.

Item 16.	Exhibits.

	(a)(1)	Not applicable.

	(a)(2)(i)	Definitive Proxy Statement of 99¢ Only Stores, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on December 12, 2011 (the “Proxy Statement”).

	(a)(2)(ii)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

	(a)(2)(iii)	Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

	(a)(2)(iv)	Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)(3)(i)
Press Release issued by 99¢ Only Stores, dated October 11, 2011, incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 11, 2011.

(a)(3)(ii)
Internal Employee Announcement, dated October 11, 2011, incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 11, 2011.

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(a)(3)(iii)
Employee Frequently Asked Questions About Going Private Transaction, incorporated by reference to the Current Report on Form 8-K filed by 99¢ Only Stores with the Securities and Exchange Commission on October 11, 2011.

(a)(4)	Not applicable.

(a)(5)	Current Report on Form 8-K filed by 99¢ Only Stores with the Securities and Exchange Commission on October 11, 2011, incorporated by reference.

(b)
Project Number Amended and Restated Credit Facilities Commitment Letter, dated October 31, 2011, incorporated by reference to Exhibit 11 of Amendment No. 1 to the Schedule 13D filed by Number Holdings, Inc. et. al. with the Securities and Exchange Commission on November 2, 2011.

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated October 11, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)
Preliminary Materials Prepared for Discussion, dated July 2011, provided to the Special Committee of the Board of Directors of 99¢ Only Stores by Lazard Frères & Co. LLC incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 27, 2011.

(c)(3)
Materials Prepared for Discussion, dated October 10, 2011, provided to the Special Committee of the Board of Directors of 99¢ Only Stores by Lazard Frères & Co. LLC incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 27, 2011.

(c)(4)
Project Noble Comparison of Bids, dated September 30, 2011, provided to the Gold/Schiffer Family by Guggenheim Securities, LLC incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 27, 2011.

(c)(5)
Project Noble Discussion Materials, dated October 3, 2011, provided to the Gold/Schiffer Family by Guggenheim Securities, LLC incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 27, 2011.

(c)(6)
Presentation Regarding Project Noble Analysis of Transaction Alternatives, dated October 5, 2011, provided to the Gold/Schiffer Family by Guggenheim Securities, LLC incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on October 27, 2011.

(d)(1)	Agreement and Plan of Merger among Number Holdings, Inc., Number Merger Sub, Inc. and 99 Cents Only Stores, dated October 11, 2011, incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)
Limited Guarantee, dated as of October 11, 2011, by Ares Corporate Opportunities Fund III, L.P. in favor of 99¢ Only Stores, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by 99¢ Only Stores with the Securities and Exchange Commission on October 11, 2011.

(d)(3)
Limited Guarantee, dated as of October 11, 2011, by the Canada Pension Plan Investment Board in favor of 99¢ Only Stores, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by 99¢ Only Stores with the Securities and Exchange Commission on October 11, 2011.

(d)(4)
Ares Sponsor Equity Commitment Letter, dated as of October 11, 2011, by and among Ares Corporate Opportunities Fund III, L.P. and Number Holdings, Inc., incorporated by reference to Exhibit 99.1 of Amendment No. 1 to the Schedule 13D filed by David Gold et al. with the Securities and Exchange Commission on October 12, 2011.

(d)(5)
CPPIB Sponsor Equity Commitment Letter, dated as of October 11, 2011, by and among Canada Pension Plan Investment Board and Number Holdings, Inc., incorporated by reference to Exhibit 99.2 of Amendment No. 1 to the Schedule 13D filed by David Gold et al. with the Securities and Exchange Commission on October 12, 2011.

(d)(6)
Voting Agreement, dated as of October 11, 2011, by and among Number Holdings, Inc., The Gold Revocable Trust Dated 10/26/2005, Howard Gold, Jeff Gold, Karen Schiffer, Eric Schiffer and Au Zone Investments #2, L.P., incorporated by reference to Exhibit 99.8 of Amendment No. 1 to the Schedule 13D filed by David Gold et al. with the Securities and Exchange Commission on October 12, 2011.

(d)(7)
Equity Rollover Letter, dated as of October 11, 2011, by and among Number Holdings, Inc., The Gold Revocable Trust Dated 10/26/2005, Howard Gold, Jeff Gold, Karen Schiffer and Eric Schiffer, incorporated by reference to Exhibit 99.3 of Amendment No. 1 to the  Schedule 13D filed by David Gold et al. with the Securities and Exchange Commission on October 12, 2011.

(d)(8)	Sponsor Side Letter, dated as of October 11, 2011, between Ares Corporate Opportunities Fund III, L.P. and Canada Pension Plan Investment Board, incorporated by reference to Exhibit 10 of the Schedule 13D filed by Number Holdings, Inc. et al. with the Securities and Exchange Commission on October 21, 2011.

(d)(9)	Form of Statutory Merger Agreement, incorporated herein by reference to Annex D of the Proxy Statement.

(e)	Not applicable.

(f)	Chapter 13 of the California Corporations Code, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

99¢ ONLY STORES

Date: January 13, 2012	By:	/s/ Eric Schiffer
	Name:	Eric Schiffer
	Title:	Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUMBER HOLDINGS, INC.

Date: January 13, 2012	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUMBER MERGER SUB, INC.

Date: January 13, 2012	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

	By:	ACOF Operating Manager III, LLC, Its Manager

Date: January 13, 2012	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACOF MANAGEMENT III, L.P.

Date: January 13, 2012	By:	ACOF Operating Manager III, LLC, Its General Partner

	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACOF OPERATING MANAGER III, LLC

Date: January 13, 2012	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES MANAGEMENT LLC

Date: January 13, 2012	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES MANAGEMENT HOLDINGS LLC

Date: January 13, 2012	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES HOLDINGS LLC

Date: January 13, 2012	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES PARTNERS MANAGEMENT COMPANY LLC

Date: January 13, 2012	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA PENSION PLAN INVESTMENT BOARD

Date: January 13, 2012	By:	/s/ André Bourbonnais
	Name:	André Bourbonnais
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GOLD REVOCABLE TRUST DATED OCTOBER 26, 2005

Date: January 13, 2012	By:	/s/ David Gold
	Name:	David Gold
	Title:	Co-Trustee

Date: January 13, 2012	By:	/s/ Sherry Gold
	Name:	Sherry Gold
	Title:	Co-Trustee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOWARD GOLD

Date: January 13, 2012	By:	/s/ Howard Gold

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JEFF GOLD

Date: January 13, 2012	By:	/s/ Jeff Gold

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAREN SCHIFFER

Date: January 13, 2012	By:	/s/ Karen Schiffer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERIC SCHIFFER

Date: January 13, 2012	By:	/s/ Eric Schiffer